SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T SAVINGS AND SECURITY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	3
Notes to Financial Statements	4

Supplemental Schedules:
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions For Year Ended December 31, 2012	14
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2012	15

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm	24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator
of the AT&T Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of the AT&T Savings and Security Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AT&T Savings and Security Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2012, and delinquent participant contributions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dallas, Texas                                                                           /s/ Ernst & Young LLP
June 20, 2013

AT&T SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2012	2011
ASSETS
Cash	$1	$-

Investments at fair value (See Notes 3 and 4)	5,269,551	5,141,448

Notes receivable from participants	296,246	308,594
Receivable for investments sold	303	1,098
Participant contributions receivable	2,791	3,189
Employer contributions receivable	1,604	1,847
Dividends and interest receivable	1	4,601
Total Receivables	300,945	319,329

Total Assets	5,570,497	5,460,777

LIABILITIES
Administrative expenses payable	3,313	3,146
Securities purchased payable	2,169	1,367
Other payable	-	1,781

Total Liabilities	5,482	6,294

Net assets reflecting investments at fair value	5,565,015	5,454,483

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(55,323)	(63,484)

Net Assets Available for Benefits	$5,509,692	$5,390,999

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2011	$5,390,999

Additions to Net Assets:
Contributions:
Participant contributions	194,519
Employer contributions	102,904
Rollover contributions	34,572
331,995

Investment Income:
Net appreciation in fair value of investments	522,015
Dividends on AT&T common shares	132,157
Interest	24,285
678,457

Interest income on notes receivable from participants	12,667

Total Additions	1,023,119

Deductions from Net Assets:
Administrative expenses	7,203
Distributions	827,836

Total Deductions	835,039

Net increase before transfers	188,080

Transfer to other qualified savings plan	(69,387)

Net Assets Available for Benefits, December 31, 2012	$5,509,692

See Notes to Financial Statements.

Notes to Financial Statements
(Dollars in Thousands)

NOTE 1. PLAN DESCRIPTION

The AT&T Savings and Security Plan (Plan) is a defined contribution plan originally established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp., SBC changed its name to AT&T Inc. (AT&T or the Company). The majority of eligible employees are represented by the Communications Workers of America or the International Brotherhood of Electrical Workers who are employed by participating companies of AT&T. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Bank of New York Mellon Corporation (BNY Mellon) serves as the trustee for the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as record keeper for the Plan.

In 2012, the Plan was amended to make certain participants eligible to participate in the AT&T Retirement Savings Plan. Also, in June 2012, as a result of the sale of AT&T’s Advertising Solutions and Interactive businesses, approximately $63,931 of participant accounts and balances were transferred from the Plan to a successor plan sponsored by the acquirer. In total, participant account balances of $69,387 were transferred out of the Plan during 2012.

During 2012, participants could invest their contributions in one or more of seven funds in 1% increments:

• AT&T Shares Fund	• Global Equity Fund
• Bond Fund	• Mid and Small Cap Stock Fund
• Large Cap Stock Fund	• International Stock Fund
• Interest Income Fund

Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants’ contributions based on the provisions of the Plan. Company matching contributions are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP), which beginning August 1, 2012 is part of the AT&T Shares Fund, within this Plan. Vested matching contribution made to the Plan can be immediately diversified into any of the fund options above.   Unvested balance must remain in the AT&T Shares Fund until the participant becomes vested and are thus considered non-participant directed investments.  Unvested balances in the Plan were $250 at December 31, 2012 and $363 at December 31, 2011.

Dividends on shares in the AT&T Shares Fund and the ESOP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year. Interest earned on dividends held in the DFA purchases additional units of the AT&T Shares Fund in the participant’s account. During 2012, Plan participants elected to receive $33,017 in dividend distributions. This amount is included in distributions on the Plan’s Statement of Changes in Net Assets Available for Benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee’s fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collective bargaining obligations. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Administrative Expenses The reasonable expenses of plan administration may be charged to the Plan in accordance with procedures adopted by the plan administrator (as defined by the Plan). Brokerage fees, transfer taxes and other expenses incident to the purchase or sale of securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds, as the case may be. Taxes, if any, on any assets held or income received by the Trustee will be charged appropriately against the accounts of Plan participants as determined by the plan administrator. To the extent that expenses incident to the administration of the Plan are paid from the Plan, the plan administrator will determine which expenses are to be charged to and paid from participant’s individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one or more identified groups of participants (and how they are to be allocated among such accounts). All expenses of administering the Plan that are not charged to the Plan will be borne by the respective participating companies in the Plan as determined by the plan administrator.

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition  Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities (OTC) and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Depending on the types and contractual terms of OTC derivatives, fair value is measured using valuation techniques such as Black-Scholes option price models, simulation models, or a combination of various models.

Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end. Publicly traded partnerships are valued using trades on a national securities exchange based on the last reported sales price on the last business day of the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive synthetic investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are comprised of corporate bonds and notes, registered investment companies and government securities and are also valued as described above. The fair value of the wrap contracts for the Synthetic GICs is determined using a market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Recent Accounting Standards

 In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification 820, Fair Value Measurement, (ASC820), to converge the fair value measurement guidance in US GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures as defined in ASC 820. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plans’ net assets available for benefits or their changes in net assets available for benefits.

NOTE 3. FAIR VALUE MEASUREMENTS

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets and liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted market prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2012 and 2011. Amounts reported for the Global Equity Fund in Plan Assets at Fair Value as of December 31, 2011 have been reclassified to conform to the 2012 presentation.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Plan Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
U.S. equity securities:
AT&T common stock	$2,372,429	$-	$-	$2,372,429
Money market/mutual funds	20,575	-	-	20,575
Large cap stock fund1	-	696,505	-	696,505
Global equity fund2	-	186,149	-	186,149
Mid and small cap fund3	-	398,962	-	398,962
International equity securities:
International stock fund4	-	232,999	-	232,999
Fixed income securities:
Bond fund5	-	411,538	-	411,538
Interest income fund:
Money Market/Mutual Funds	39,744	-	-	39,744
Synthetic GICs:
Money Market/Mutual Funds	5,392	-	-	5,392
U.S. government debt securities	-	620,013	-	620,013
Corporate debt securities:
Asset-backed securities	-	103,831	-	103,831
Commercial mortgage-backed securities	-	80,323	-	80,323
Collateralized mortgage obligations	-	2,835	-	2,835
Other corporate debt securities	-	94,731	-	94,731
Wrapper contract	-	648	-	648
Short-term investments	2,877	-	-	2,877
Total assets at fair value	$2,441,017	$2,828,534	$-	$5,269,551

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Plan Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
U.S. equity securities:
AT&T common stock	$2,376,998	$-	$-	$2,376,998
Money market/mutual funds	12,884	-	-	12,884
Large cap stock fund1	-	640,231	-	640,231
Global equity fund2	-	168,304	-	168,304
Mid and small cap fund3	-	364,360	-	364,360
International equity securities:
International stock fund4	-	214,447	-	214,447
Fixed income securities:
Bond fund5	-	380,028	-	380,028
Interest income fund:
Money Market/Mutual Funds	50,438	-	-	50,438
Synthetic GICs:
Money Market/Mutual Funds	16,506	-	-	16,506
U.S. government debt securities	-	617,592	-	617,592
Corporate debt securities:
Asset-backed securities	-	66,070	-	66,070
Commercial mortgage-backed securities	-	86,476	-	86,476
Collateralized mortgage obligations	-	5,651	-	5,651
Other corporate debt securities	-	135,498	-	135,498
Wrapper contract	-	1,324	-	1,324
Short-term investments	4,641	-	-	4,641
Total assets at fair value	$2,461,467	$2,679,981	$-	$5,141,448

Notes to Financial Statements (Continued)
(Dollars in Thousands)

1
This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the S&P 500 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

2
This fund is a balanced fund that consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones Wilshire 5000 Index and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index . There are currently no redemption restrictions on these investments. The fair value of the investments in this category has been estimated using the net asset value per share.

3
This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Wilshire 4500 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

4
This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

5
This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in Barclays Capital Government/Credit Bond Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 4. INVESTMENTS

Investments representing 5% or more of Plan net assets at December 31 were:

	2012	2011
Employee Stock Ownership Plan*
AT&T common shares	$-	$1,133,758

AT&T Shares Fund
AT&T common shares	2,372,429	1,243,240

Large Cap Stock Fund
Barclays Global Investors Equity Index Fund F	696,505	640,231

Bond Fund
Barclays Global Investors Intermediate Government/Credit Bond Index Fund F	411,538	380,028

Mid and Small Cap Stock Fund
Barclays Global Investors EAFE Equity Extended Equity Market Fund F	398,962	364,360

*    A portion of the ESOP represents nonparticipant-directed investments

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

AT&T common stock	$272,815
Common/collective trust funds	249,200
Total	$522,015

Fully Benefit-Responsive Investment Contracts
The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. The Interest Income Fund invests in Synthetic GICs, also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Plan and generally consist of high quality fixed income securities. At December 31, 2012, the underlying assets had a fair value of $947,517 and a contract value of $892,194. At December 31, 2011, the underlying assets had a fair value of $979,555 and a contract value of $916,071. For the years ended December 31, 2012 and 2011, the average yield earned by the Plan on these contracts was 0.67% and 0.83%, and the average yield earned by the Plan, adjusted to reflect actual interest rate credited to participants, was 2.57%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2012 or 2011.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest. The fair value of the wrapper contracts were $648 at December 31, 2012 and $1,324 at December 31, 2011.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities and the duration of those investments. All wrapper contracts provide for minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuer will pay the Plan the shortfall needed to maintain the rate at zero, ensuring participants’ principal and accrued interest is protected.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract’s interest crediting rate. Additionally, participant withdrawals and transfers from the Interest Income Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts,” and totaled $(55,323) at December 31, 2012, and $(63,484) at December 31, 2011. If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Investment Risk
Investments held by the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefit. Plan participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 5. RELATED PARTY TRANSACTIONS

Plan assets are invested in AT&T stock directly. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions. In addition, certain investments held by the Plan are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

NOTE 6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 25, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt. In addition, the Plan has filed with the IRS for a new favorable determination letter on February 2, 2009, pursuant to, and as part of, the IRS determination letter filing program (Cycle C).

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 7. RECONCILATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2012	2011

Net Assets Available for Benefits per the financial statements	$5,509,692	$5,390,999
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	55,323	63,484
Distributions payable to participants	(1,885)	(848)
Net Assets Available for Benefits per the Form 5500	$5,563,130	$5,453,635

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2012:

Distributions to participants per the financial statements	$827,836
Distributions payable to participants at December 31, 2011	(848)
Distributions payable to participants at December 31, 2012	1,885
Distributions to participants per the Form 5500	$828,873

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2012:

Total additions per the financial statements	$1,023,119
Adjustment from contract value to fair value for fully benefit-responsive investment_x000D_ contracts at December 31, 2012	55,323
Adjustment from contract value to fair value for fully benefit-responsive investment_x000D_ contracts at December 31, 2011	(63,484)
Total income per the Form 5500	$1,014,958

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(a) – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
December 31, 2012
(Dollars in Thousands)

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late participant Loan Repayments X	Contributions Not Corrected	Contributions Corrected Outside VFCP (1)	Contributions Pending Correction in VFCP	Total fully Corrected Under VFCP and PTE 2002-51
$1,798	$-	$1,798	$-	$-

(1)
Represents delinquent participant contributions and loan repayments from the last pay period of 2011 to be credited no later than the first business day of 2012. The Company transmitted lost earnings to the Plan during 2012 and will file Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, no later than July 31, 2013.

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

AT&T Shares Fund
*	AT&T COMMON SHARES	70,377,614 SHARES	2,010,345	2,372,429
*	DREYFUS GOVERNMENT CASH	REGISTERED INVESTMENT
	MANAGEMENT FUND	COMPANY: 20,574,850.78 UNITS	20,575	20,575
	TOTAL SHARES FUND		2,030,920	2,393,004

Bond Fund
*	BARCLAYS GLOBAL	COMMON/COLLECTIVE TRUST
	INVESTORS INTERMEDIATE	FUND: 15,816,206 UNITS	**	411,538

Large Cap Stock Fund
*	BARCLAYS GLOBAL INVESTORS EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 29,081,643 UNITS
			**	696,505

Interest Income Fund
	DREYFUS GOVT CASH MGMT FUND	VAR RT 12/31/2075 DD 06/03/97		750
	AEP TEXAS CENTRAL TRANSIT 1 A1	.880% 12/01/2018 DD 03/14/12		3,217
	AEP TEXAS CENTRAL TRANSIT A A4	5.170% 01/01/2018 DD 10/11/06		1,624
	PROVINCE OF ALBERTA	1.000% 06.21/2017 DD 06/21/12		884
	AMEX CREDIT AC 2 A	0.680% 03/15/2018 DD 08/21/12		2,282
	ASIAN DEVELOPMENT BANK	2.750% 05/21/2014 DD 05/21/09		827
	ASIAN DEVELOPMENT BANK	2.625% 02/09/2015 DD 02/09/10		2,826
	ASIAN DEVELOPMENT BANK	1.125% 03/15/2017 DD 01/18/12		1,711
	BANK OF AMERICA AUTO TRUST 1	1.030% 12/15/2016 DD 04/18/12		1,414
	A4
	BEAR STEARNS COML 04-PWR4 A3	VAR RT 06/11/2041 DD 06/01/04		2,342
	BEAR STEARNS COML 04-TOP16 A-6	4.750% 02/13/2046 DD 11/01/04		5,315
	BRFKREDIT	2.050% 04/15/2013 DD 04/15/10		2,231
	CDP FINANCIAL	3.000% 11/25/2014 DD 11/25/09		1,940
	CNH EQUIPMENT TRUST C A3	1.190% 12/15/2016 DD 12/14/11		2,119
	CAPITAL AUTO MULTI-ASSET A3	5.050% 02/15/2016 DD 04/16/08		4,359
	CARMAX AUTO OWNER TRUST 1 A3	1.56% 07/15/2014 DD 02/19/10		123
	CARMAX AUTO OWNER TRUST 1 A3	.890% 09/15/2016 DD 02/16/12		1,389
	CARMAX AUTO OWNER TRUST 2 A3	0.840% 03/15/2017 DD 01/19/12		1,208
	CENTERPOINT ENERGY TRANSI 1 A1	0.901% 04/15/2018 DD 01/19/12		3,291
	CHASE ISSUANCE TRUST A3 A3	0.790% 06/15/2017 DD 06/18/12		3,522
	CHASE ISSUANCE TRUST A5 A5	.590% 08/15/2017 DD 09/13/12		3,903
	GREENWICH CAPITAL COMM GG11	5.597% 12/10/2049 DD 0422/10		8,567
	A2
	CIE DE FINANCEMENT FOUNCIER	2.125% 04/22/2013 DD 04/22/10		1,607
	COOPERATIVE CENTRALE RAIFFEIS	2.125% 10/13/2015 DD 10/13/10		1,239
	COUNCIL OF EUROPE	2.750% 02/10/2015 DD 02/10/10		759
	CREDIT SUISSE FIRST BOSTON	VAR RT 02/15/2038 DD 03/01/05		1,508

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

DISCOVER CARD EXE 08-4 CL A4	5.650% 12/15/2015 DD 06/18/08	8,501
DISCOVER CARD EXE TRUST A1	0.810% 8/15/2017 DD 02/8/12	2,257
DISCOVER CARD EXE TRUST A3	0.860% 11/15/2017 DD 06/13/12	1,771
DNB NOR BOLIGKRE CVD 144A	2.9% 03/29/2016 DD 03/29/11	2,445
EUROPEAN BK RECON AND DEV	2.750% 04/20/2015 DD 04/20/10	1,264
FNMA NOTE	2.5% 05/15/2014 DD 5/15/09	2,371
FNMA NOTE	3.000% 09/16/2014 DD 8/14/09	6,913
FNMA NOTE	2.625% 11/20/2014 DD 10/26/09	1,880
FNMA NOTE	1.625% 10/26/2015 DD 9/27/10	6,207
FHLMC POOL #78-8657	VAR RT 09/01/2031 DD 09/01/01	27
FEDERAL HOME LN BK CONS BD	5.500% 08/13/2014 DD 06/22/07	3,637
FEDERAL HOME LN BK CONS BD	3.625% 05/29/2013 DD 04/18/08	12,679
FEDERAL HOME LN BKS CONS BD	5.250% 06/18/2014 DD 05/27/04	6,066
FEDERAL FARM CR BK CONS BD	1.500% 11/16/2015 DD 11/15/10	3,922
FEDERAL NATL MTG ASSN DEBS	1.250% 9/28/2016 DD 8/19/11	7,387
FEDERAL NATL MTG ASSN DEBS	0.875% 10/26/2017 DD 9/27/12	1,742
FEDERAL NATL MTG ASSN DEBS	4.625% 10/15/2014 DD 09/17/04	9,696
FNMA GTD REMIC P/T 2012-117 DC	3.000% 1/25/2038 DD 9/1/12	2,040
FNMA GTD REMIC P/T 12-118 VA	3.000% 5/25/2022 DD 10/1/12	2,611
FEDERAL HOME LN MTG CORP REF	4.125% 09/27/2013 DD 08/20/08	12,659
FEDERAL HOME LN MTG CORP	1.75% 09/10/2015 DD 09/10/10	5,183
FEDERAL HOME LN MTG CORP	2.5% 05/27/2016 DD 08/08/11	16,004
FNMA POOL #0254914	4.500% 09/01/2013 DD 08/01/03	148
FNMA GTD REMIC P/T 2002-W2 AF6	STEP 05/25/2032 DD 03/01/02	443
FNMA GTD REMIC P/T 02-W11 AF 6	VAR RT 11/25/2032 DD 09/01/02	520
FNMA GTD REMIC P/T 03-T3	VAR RT 05/25/2033 DD 02/01/03	844
FHLMC MULTICLASS MTG	VAR RT 12/25/2032 DD 10/01/02	157
FNMA GTD REMIC P/T 03-W10 2A	VAR RT 06/25/2043 DD 06/01/03	693
FNMA GTD REMIC P/T 04-T4 AI9	VAR RT 08/25/2034 DD 07/01/04	1,862
FHLMC MULTICLASS MTG 2736 BD	5.000% 04/15/2032 DD 01/01/04	1,616
FHLMC MULTICLASS MTG 2785 AJ	5.000% 04/15/2034 DD 04/01/04	542
FHLMC MULTICLASS CTFS 2882 NA	5.000% 11/15/2034 DD 11/01/04	368
FHLMC MULTICLASS MTG	4.500% 09/15/2018 DD 02/01/05	434
FHLMC MULTICLASS MTG 2930 KC	4.500% 06/15/2019 DD 02/01/05	531
FHLMC MULTICLASS MTG 2934 CI	5.000% 01/15/2034 DD 02/01/05	2,801
FHLMC MULTICLASS MTG 3660 BH	4.500% 07/15/2037 DD 04/01/10	1,157
FHLMC MULTICLASS MTG 3202 LN	4.500% 03/15/2035 DD 08/01/06	921
FHLMC MULTICLASS MTG 3601 PA	5.000% 09/15/2038 DD 11/01/09	1,600
FNMA GTD REMIC P/T 10-22 PC	5.000% 03/25/2037 DD 02/01/10	1,596
FNMA GTD REMIC P/T 10-48 UA	5.000% 12/25/2034 DD 04/01/10	518
FNMA POOL #0686026	VAR RT 04/01/2033 DD 04/01/03	461
FNMA POOL #0756359	VAR RT 12/01/2033 DD 12/01/03	614
REPUBLIC OF FINLAND	1.125% 05/02/2017 DD 05/02/12	1,603
FORDO 2011-A A3	.97% 01/15/2015 DD 01/28/11	2,041
FORD CREDIT AUTO TR A A4	1.150% 06/15/2017 DD 01/25/12	2,691

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

FORD CREDIT AUTO TR B A3	0.720% 12/15/2016 DD 04/25/12	1,004
GS MORTGAGE SECURITIES GC5 A1	1.468% 08/10/2044 DD 07/25/12	1,034
GOLDEN CREDIT CARD 4A A 144A	1.390% 07/15/2019 DD 07/25/12	2,528
GOLDEN CREDIT CARD 5A A 144A	0.790% 09/15/2017 DD 10/02/12	702
GREENWICH CAP COML 05-GG3 A3	4.569% 08/10/2042 DD 02/01/05	3,704
HOWARD HUGHES MEDICAL IN	3.450% 09/01/2014 DD 08/18/09	756
INTER-AMERICAN DEVEL BK	1.125% 03/15/2017 DD 01/11/12	2,543
INTL BK RECON & DEVELOP	2.375% 05/26/2015 DD 05/26/10	2,621
INTL BK RECON & DEVELOP	0.500% 11/26/2013 DD 10/26/11	1,203
JP MORGAN CHASE COMM LDPX A3	5.420% 01/15/2049 DD 03/01/07	4,858
JP MORGAN CHASE COMM CB20 A4	VAR RT 02/12/2051 DD 09/01/07	2,025
JP MORGAN CHASE COMM LD12 A4	VAR RT 02/15/2051 DD 08/01/07	1,734
JOHNSON & JOHNSON	5.150% 07/15/2018 DD 06/23/08	4,854
LB UBS COML MTG TR 04-C7 A-6	4.786% 10/15/2029 DD 10/11/04	4,677
MASTER CREDIT CARD T 2A A 144A	0.780% 04/21/2017 DD 10/11/04	1,293
MERCEDES-BENZ AUTO RECEIV 1 A3	1.420% 08/15/2014 DD 04/21/10	336
MERCEDES-BENZ AUTO RECEIV 1 A4	1.220% 12/15/2017 DD 07/20/11	1,395
MICROSOFT CORP	1.625% 09/25/2015 DD 09/27/10	761
MICROSOFT CORP SR UNSEC	2.500% 02/08/2016 DD 02/08/11	2,232
MORGAN STANLEY CAP HQ7 AR	VAR RT 11/14/2042 DD 11/01/05	2,485
NCUA GUARANTEED NOTES	1.600% 10/29/2020 DD 11/10/10	390
NATIONAL AUSTRALIA BANK L	2.000% 06/20/2017 DD 06/20/12	1,344
144A
NETWORK RAIL INFRA 144A	0.875% 01/20/2015 DD 01/20/12	1,327
NEW YORK LIFE GLOBAL FUND 144A	1.650% 05/15/2017 DD 02/14/12	1,935
NORDDEUTSCHE LANDESBANK	0.875% 10/16/2015 DD 10/16/12	787
144A
NORDIC INVESTMENT BANK	2.625% 10/06/2014 DD 10/05/09	1,353
ROYAL BK OF CANADA 144A	3.125% 04/14/2015 DD 04/14/10	1,322
ROYAL BANK OF CANADA	1.200% 09/19/2017 DD 09/19/12	1,704
TORONTO-DOMINION BANK 144A	1.500% 03/13/2017 DD 03/13/12	716
TOYOTA AUTO RECEIVABLES 2 B A4	0.940% 11/15/2016 DD 10/31/09	605
U S TREASURY NOTE	1.000% 03/31/2017 DD 03/31/12	15,268
U S TREASURY NOTE	0.375% 04/15/2015 DD 04/15/12	6,011
U S TREASURY NOTE	0.250% 04/30/2014 DD 04/30/12	500
U S TREASURY NOTE	0.875% 04/30/2017 DD 04/30/12	6,580
U S TREASURY NOTE	0.625% 05/31/2017 DD 05/31/12	6,410
U S TREASURY NOTE	0.375% 06/15/2015 DD 06/15/12	3,906
U S TREASURY NOTE	0.250% 07/15/2015 DD 07/15/12	6,489
U S TREASURY NOTE	0.250% 08/15/2015 DD 08/15/12	10,481
U S TREASURY NOTE	0.250% 09/15/2015 DD 09/15/12	5,787
U S TREASURY NOTE	0.750% 10/31/2017 DD 10/31/12	4,501
U S TREASURY NOTE	0.750%10/31/2017 DD 10/31/12	4,515
U S TREASURY NOTE	0.625% 11/30/2017 DD 11/30/12	6,976
U S TREASURY NOTE	0.125% 12/31/2014 DD 12/31/12	4,988
U S TREASURY NOTE	2.250% 03/31/2016 DD 03/31/11	4,768
U S TREASURY NOTE	3.125% 10/31/2016 DD 10/31/09	15,388

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

U S TREASURY NOTE	2.375% 02/28/2015 DD 02/28/10	2,090
U S TREASURY NOTE	2.500% 03/31/2015 DD 03/31/10	1,680
U S TREASURY NOTE	2.500% 04/30/2015 DD 04/30/10	5,255
U S TREASURY NOTE	1.750% 05/31/2016 DD 05/31/11	6,268
U S TREASURY NOTE	1.250% 08/31/2015 DD 08/31/10	9,219
U S TREASURY NOTE	1.250% 10/31/2015 DD 10/31/10	16,919
U S TREASURY NOTE	1.375% 11/30/2015 DD 11/30/10	4,735
U S TREASURY NOTE	2.1250% 02/29/2016 DD 02/28/11	5,272
U S TREASURY NOTE	2.000% 04/30/2016 DD 04/30/11	7,365
U S TREASURY NOTE	1.500% 07/31/2016 DD 07/31/11	18,768
U S TREASURY NOTE	1.8750% 08/31/2017 DD 08/31/10	6,337
U S TREASURY NOTE	1.000% 08/31/2016 DD 08/31/11	14,674
U S TREASURY NOTE	1.000% 10/31/2016 DD 10/31/11	11,006
U S TREASURY NOTE	.875% 1/31/2017 DD 1/31/12	20,874
WACHOVIA BANK C29 A4	5.308% 11/15/2048 DD 12/01/06	1,955
WELLS FARGO COMMERCIAL LC5	1.844% 10/15/2045 DD 09/01/12	2,296
A2
WESTPAC BANKING CORP	2.900% 09/10/2014 DD 09/10/09	3,852
WESTPAC BANKING CORP	.375% 07/17/2015 DD 07/17/12	2,349
WOART 2010-A A4	2.21% 5/15/2015 DD 01/28/10	2,285
WOART 2012-A A2	0.520% 06/15/2015 DD 07/18/12	1,392
YALE UNIVERSITY YALUNI	2.900% 10/15/2014 DD 11/10/09	2,228
		505,995

BANK OF AMERICA WRAPPER	Synthetic GIC #99-086, IR ***	315
STATE STREET BANK AND TRUST	Synthetic GIC #99039 ***	167
MONUMENTAL LIFE INSURANCE	Synthetic GIC #MDA00871TR,	166
COMPANY WRAPPER	IR ***
DREYFUS GOVT CASH MGMT FUND	VAR RT 12/31/2075 DD 06/03/97	4,642
AEP TEXAS CENTRAL TRANSIT A A4	5.170% 01/01/2018 DD 10/11/06	1,276
AFRICAN DEVELOPMENT BANK	1.125% 03/15/2017 DD 01/19/12	1,527
PROVINCE OF ALBERTA	1.125% 03/15/2018 DD 08/21/12	843
AMERICAN EXPRESS CREDIT AC 2 A	0.680% 03/15/2018 DD 08/21/12	1,811
ASIAN DEVELOPMENT BANK	2.750% 05/21/2014 DD 05/21/09	620
ASIAN DEVELOPMENT BANK	2.625% 02/09/2015 DD 02/09/10	2,303
ASIAN DEVELOPMENT BANK	1.125% 03/15/2017 DD 01/18/12	1,354
BEAR STEARNS COML 04-PWR4 A3	VAR RT 06/11/2041 DD 06/01/04	1,892
BEAR STEARNS COML 04-TOP16 A-6	4.750% 02/13/2046 DD 11/01/04	4,252
BEAR STERNS COML PW16 A4	VAR RT 06/11/2040 DD 06/01/07	5,064
BRKREDIT AS	2.050% 04/15/2013 DD 04/15/10	1,789
CDP FINANCIAL	3.000% 11/25/2014 DD 11/25/09	1,629
CD 07-CD4 COML MTG TR MTG A2B	5.205% 12/11/2049 DD 03/01/07	1,691
CAPITAL ONE MULTI ASSET A3	5.050% 02/15/2016 DD 04/16/08	3,244

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

CARMX 2010	1.560% 07/15/2014 DD 02/19/10	98
CARMAX AUTO OWNER TRUST 2 A3	0.840% 03/15/2017 DD 06/13/12	1,107
CENTERPOINT ENERGY TRANSIT 1	3.028% 10/15/2025 DD 01/19/12	1,935
A3
CHASE ISSUANCE TRUST A3 A3	0.790% 06/15/2017 DD 06/18/12	3,321
CHASE ISSUANCE TRUST A7 A7	STEP 09/16/2024 DD 10/09/12	2,091
CITIBANK CR CARD 05-A2 A2	4.850% 03/10/2017 DD 03/09/05	6,558
CGCMT 2007-C6 A4	VAR RT 12/10/2049 DD 07/01/07	3,770
GREENWICH CAPITAL COMM GG9	5.444% 03/10/2039 DD 03/01/07	4,607
A4
GREENWICH CAPITAL COMM GG11	5.597% 12/10/2049 DD 10/01/07	2,462
A2
CIE DE FINANCEMENT FONCIER	2.125% 04/22/2013 DD 04/22/10	1,406
COOPERATIVE CENTRALE RAIFFEIS	2.125% 10/13/2015 DD 10/13/10	1,135
COUNCIL OF EUROPE	2.750% 02/10/2015 DD 02/10/10	628
EUUROPEAN BK RECON & DEV	2.750% 04/20/2015 DD 04/20/10	948
FHLMC POOL #1B-1438	VAR RT 01/01/2034 DD 01/01/04	341
FHLMC POOL #G1-4183	5.000% 07/01/2025 DD 06/01/11	1,964
FHLMC POOL #G0-8079	5.000% 09/01/2035 DD 06/01/11	4,123
FHLMC POOL #G1-2099	4.500% 06/01/2013 DD 05/01/06	95
FHLMC POOL #G0-3941	6.000% 02/01/2038 DD 02/01/08	1,322
FHLMC POOL #G0-6218	3.500% 12/01/2040 DD 01/01/11	2,353
FHLMC POOL #E0-2866	4.000% 04/01/2026 DD 04/01/11	2,849
FHLMC POOL #A9-7473	4.500% 03/01/2041 DD 03/01/11	3,119
FHLMC POOL #Q0-1559	4.500% 06/01/2041 DD 06/01/11	2,816
FEDERAL FARM CREDIT BK CONS	1.375% 06/25/2013 DD 05/25/10	6,340
FHLMC POOL #1B-0118	VAR RT 08/01/2031 DD 08/01/01	39
FEDERAL NATL MTG ASSN DEBS	1.125% 04/27/2017 DD 03/01/12	4,379
FEDERAL NATL MTG ASSN DEBS	0.875% 10/26/2017 DD 09/24/12	1,340
FEDERAL NATL MTG ASSN DEBS	0.875% 12/20/2017 DD 10/30/12	4,008
FEDERAL NATL MTG ASSN DEBS	4.875% 12/15/2016 DD 11/17/06	1,515
FNMA GTD REMIC P/T 12-63 MA	4.000% 06/25/2040 DD 05/01/12	4,276
FHLMC MULTICLASS MTG 4016 KV	4.000% 02/15/2025 DD 03/01/12	2,641
FEDERAL HOME LN MTG CORP REF	4.875% 06/13/2018 DD 06/13/08	3,018
FEDERAL HOME LN MTG CORP REF	3.750% 03/27/2019 DD 03/27/09	9,941
FEDERAL HOME LN MTG CORP REF	1.250% 08/01/2019 DD 07/30/12	3,004
FNMA POOL #0AI1886	4.500% 05/01/2041 DD 05/01/11	3,980
FNMA POOL #0AI8618	4.000% 12/01/2041 DD 12/01/11	3,423
FNMA POOL #0AJ3107	4.000% 01/01/2042 DD 01/01/12	2,561
FNMA POOL #0AJ3109	4.000% 01/01/2042 DD 01/01/12	3,046
FNMA POOL #0AJ4050	4.000% 10/01/2041 DD 10/01/11	3,390
FNMA POOL #0AH3792	4.500% 02/01/2041 DD 01/01/11	3,840
FNMA POOL #0555424	5.500% 05/01/2033 DD 04/01/03	5,325
FNMA POOL #0AL0013	6.000% 04/01/2040 DD 02/01/11	2,754
FNMA GTD REMIC P/T 2002-W2 AF6	STEP 05/25/2032 DD 03/01/02	443

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

FNMA GTD REMIC P/T 02-W11 AF 6	VAR RT 11/25/2032 DD 09/01/02	1,039
FNMA GTD REMIC P/T 04-W1 2A2	7.000% 12/25/2033 DD 01/01/04	1,482
FNMA GTD REMIC P/T 05-19 PA	5.500% 07/25/2034 DD 02/01/05	2,591
FHLMC MULTICLASS MTG 2736 BD	5.000% 04/15/2032 DD 01/01/04	1,317
FHLMC MULTICLASS CTFS 2791 OB	4.500% 05/15/2033 DD 05/01/04	1,345
FHLMC MULTICLASS MTG 2934 CI	5.000% 01/15/2034 DD 02/01/05	2,546
FHLMC MULTICLASS CTFS 2931 AM	4.500% 07/15/2019 DD 02/01/05	928
FHLMC MULTICLASS CTFS 2941 AJ	4.500% 03/15/2035 DD 03/01/05	747
FHLMC MULTICLASS MTG 3601 PA	5.000% 09/15/2038 DD 11/01/09	1,488
FNMA GTD REMIC P/T 10-22 PC	5.000% 03/25/2037 DD 02/01/10	1,290
FHLMC MULTICLASS MTG 3660 BH	4.5000% 07/15/2037 DD 04/01/10	1,096
FHLMC MULTICLASS MTG	5.000% 02/15/2030 DD 01/01/10	1,521
FNMA POOL #0728766	VAR RT 07/01/2033 DD 07/01/03	245
FNMA POOL #0735141	5.500% 01/01/2035 DD 12/01/04	5,347
FNMA POOL #0735676	5.000% 07/01/2035 DD 06/01/05	5,280
FNMA POOL #0890375	4.500% 08/01/2023 DD 10/01/11	2,124
FNMA POOL #0AB2775	4.500% 04/01/2041 DD 03/01/11	3,536
FNMA POOL #0AB4282	3.000% 01/01/2027 DD 12/01/11	3,512
FNMA POOL #0MA0878	4.000% 10/01/2031 DD 09/01/11	3,469
FORDO 2011-A A3	.970% 01/15/2015 DD 01/28/11	1,875
FORDO 2012-A-A4	1.150% 06/15/2017 DD 01/25/12	1,217
FORDO 2012-B-A3	0.720% 12/15/2016 DD 04/25/12	1,004
GE CAPITAL CREDIT CARD MAS 2 A	2.220% 01/15/2022 DD 02/02/12	3,639
GNMA II POOL #0MA0414	VAR RT 09/20/2042 DD 09/01/12	1,549
GNMA II POOL #0004802	5.000% 09/20/2040 DD 09/01/10	4,819
GNMA II POOL #0005082	4.500% 06/20/2041 DD 06/01/11	3,613
GNMA II POOL #0005115	4.500% 07/20/2041 DD 07/01/11	3,664
GNMA II POOL #0005280	4.000% 01/20/2042 DD 01/01/12	3,673
GOLDEN CREDIT CARD 4A A 144A	1.390% 07/15/2019 DD 07/25/12	2,023
GNMA GTD REMIC P/T 04-17 MA	5.000% 02/16/2032 DD 03/01/04	1,001
HOWARD HUGHES MEDICAL IN	3.450% 09/01/2014 DD 08/18/09	630
HYUNDAI AUTO RCVB TRUST C A4	1.300% 02/15/2018 DD 10/02/11	3,821
INTER-AMERICAN DEVEL BK	1.125% 03/15/2017 DD 01/11/12	2,136
INTL BK RECON & DEVELOP	2.375% 05/26/2015 DD 05/26/10	2,202
J P MORGAN CHASE 07-LDPX CL A3	5.420% 01/15/2049 DD 03/01/07	3,875
JP MORGAN CHASE 07-CB20 A4	VAR RT 02/12/2051 DD 09/01/07	1,549
JP MORGAN CHASE 07-LD12 A4	VAR RT 02/15/2051 DD 08/01/07	1,356
JOHNSON & JOHNSON NT	5.150% 07/15/2018 DD 06/23/08	3,276
KING INTERNATIONAL LEASING	2.754% 10/15/2022 DD 11/17/10	1,531
LB UBS COML MTG 06-C7 CL A2	5.300% 11/15/2038 DD 11/11/06	3,225
LB UBS COML MTG C1 A2	VAR RT 04/15/2041 DD 04/11/08	1,584
MASTER CREDIT CARD T 2A A 144A	0.780% 04/21/2017 DD 10/31/12	1,293
MERCEDES-BENZ AUTO RECEIV 1 A3	1.420% 08/15/2014 DD 04/21/10	277
MERCEDES-BENZ AUTO RECEIV 1 A4	1.220% 12/15/2017 DD 07/20/11	1,314
MICROSOFT	1.625% 09/25/2015 DD 09/27/10	720

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

	MICROSOFT SR UNSEC	2.500% 02/08/2016 DD 02/08/11	1,990
	NCUA GUARANTEED NOTES C1 APT	2.650% 10/29/2020 DD 11/10/10	1,459
	NATIONAL AUSTRALIA BANK L	2.000% 06/20/2017 DD 06/20/12	1,344
	144A
	NETWORK RAIL INFRASTRUCTURE	0.875% 01/20/2015 DD 01/20/12	676
	144A
	NEW YORK LIFE GLOBAL FUND 144A	1.650% 05/15/2017 DD 02/14/12	1,935
	NORDDEUTSCHE LANDEBANK 144A	0.875% 10/16/2015 DD 10/16/12	606
	NORDIC INVESTMENT BANK	2.625% 10/06/2014 DD 10/05/09	1,145
	ROYAL BANK OF CANADA	3.125% 04/14/2015 DD 04/14/10	1,111
	ROYAL BANK OF CANADA	1.200% 09/19/2017 DD 09/19/12	1,313
	SLM STUDENT LN 2005-8 CL A-4	VAR RT 01/25/2028 DD 09/20/05	5,356
	SAN CLEMENTE LEASING	3.030% 11/22/2022 DD 12/08/10	1,489
	SPAREBANK 1 BOLIGKREDITT 144A	1.750% 11/15/2019 DD 11/16/12	701
	TENNESSEE VALLEY AUTH	3.875% 02/15/2021 DD 02/08/11	3,093
	VENDEE MORTGAGE	7.750% 05/15/2022 DD 06/01/92	987
	U S TREASURY NOTE	3.625% 08/15/2019 DD 08/15/09	10,713
	U S TREASURY NOTE	2.625% 08/15/2020 DD 08/15/10	12,078
	U S TREASURY NOTE	2.750% 02/28/2018 DD 02/28/11	4,957
	U S TREASURY NOTE	3.125% 05/15/2021 DD 05/15/11	13,041
	U S TREASURY NOTE	2.375% 05/31/2018 DD 05/31/11	10,293
	U S TREASURY NOTE	1.500% 06/30/2016 DD 06/30/11	6,219
	U S TREASURY NOTE	2.125% 08/15/2021 DD 08/15/11	10,092
	U S TREASURY NOTE	1.750% 10-31/2018 DD 10/31/11	1,573
	U S TREASURY NOTE	1.250% 04/30/2019 DD 04/30/12	3,045
	U S TREASURY NOTE	1.125% 05/31/2019 DD 05/31/12	3,019
	U S TREASURY NOTE	0.625% 05/31/2017 DD 05/31/12	8,714
	U S TREASURY NOTE	0.125% 07/31/2014 DD 07/31/12	3,993
	U S TREASURY NOTE	0.250% 10/15/2015 DD 10/15/12	4,989
	U S TREASURY NOTE	0.750% 10/31/2017 DD 10/31/12	5,418
	U S TREASURY NOTE	0.125% 12/31/2014 DD 12/31/12	11,970
	WACHOVIA BANK COML C29 A4	5.308% 11/15/2048 DD 12/01/06	1,495
	WELLS FARGO COML LC5 ASB	2.528% 10/15/2045 DD 09/01/12	1,002
	WESTPAC BANKING CORP	2.900% 09/10/2014 DD 09/10/09	1,562
	WESTPAC BANKING CORP	1.375% 07/17/2015 DD 07/17/12	1,126
	WORLD ONMI AUTO	2.210% 05/15/2015 DD 01/28/10	2,203
	WORLD ONMI AUTO	0.520% 06/15/2015 DD 7/18/12	1,112
	YALE UNIVERSITY YALUNI	2.900% 10/15/2014 DD 11/10/09	1,831
	COMMIT TO PURC FNMA SF MTG	3.500% 01/01/2043 DD 01/01/13	7,463
			401,778

*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 39,743,367 UNITS	39,744

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

	TOTAL INTEREST INCOME FUND		**	947,517

Global Equity Fund
*	GLOBAL EQ U/A	COMMON/COLLECTIVE TRUST FUND: 16,770,179 UNITS		186,149
	TOTAL GLOBAL EQUITY FUND		**	186,149

Mid and Small Cap Stock Fund
*	BARCLAYS GLOBAL INVESTOR EAFE EQUITY EXTENDED EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 12,122,833 UNITS	**	398,962

International Stock Fund
*	BARCLAYS GLOBAL INVESTOR EAFE EQUITY INTERNATIONAL STOCK FUND F	COMMON/COLLECTIVE TRUST FUND: 8,020,608 Units	**	232,999

Interest Bearing Cash
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 2,877,002 UNITS	**	2,877

Loan Fund
*	LOANS TO PLAN PARTICIPANTS	4.24% - 10.50%	**	296,246

	TOTAL			5,565,797

*	Party-in-interest
**	Participant-directed investment, cost not required
***	Wrapper agreement, no stated maturity

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Savings and Security Plan

By	/s/ Paul W. Stephens
Paul W. Stephens
Senior Vice President and Controller

Date: June 20, 2013

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm